SAMSON OIL & GAS ADVISES ON EARL #1-13H

Denver 1700 hours 27th April, 2011, Perth 0700 hours, 28th April, 2011

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises that operations on the Earl #1-13H to drill out the 19 frac plugs is underway. This operation, which commenced last week, has been hampered by difficult weather conditions, by the stand down of the rig crew for Easter and by equipment breakdowns. The operation is now back on track, however and the first of the nineteen plugs had been drilled as of 0700 hours CST this morning.

Prior to the first plug being drilled, the oil rate from the well for the previous 24 hours was 292 BOPD.  After the first plug was drilled, the rate was measured at 960 BOPD over a two hour period, prior to commencing the drill out of the second plug. Neither of these rates is considered to be a conclusive indicator of the well’s initial production performance, as this can only be determined once all of the plugs have been removed. Samson is, however, encouraged by the marked increase in the oil rate from just one of the nineteen plugs being removed.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,996 million ordinary shares issued and outstanding (including 271 million options exercisable at AUD 1.5 cents), which would be the equivalent of 99.8 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$3.28 per ADS on April 18th, 2011 the company has a current market capitalization of approximately US$325 million.  Correspondingly, based on the ASX closing price of A$0.165 on April 18th, 2011, the company has a current market capitalization of A$324 million.  The options have been valued at their closing price of A$0.15 on April 18th, 2011 and translated to US$ at the current exchange of 1.05 for the purposes of inclusion in the US$ market capitalization calculation.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

Statements made in this press release or related announcements that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at .sec.gov/edgar/searchedgar/webusers.htm.